Card Activation Technologies, Inc.
33 West Jackson Blvd., Suite 1618
Chicago, Illinois 60604-3749

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Card Activation Technologies, Inc.
Amendment No. 6 to Registration Statement on Form SB-2
File no. 333-439677
As amended on June 22, 2007
Amendment No. 4 to Registration Statement on Form 10-SB
File No. 0-52556

August 14, 2007

Ladies and Gentlemen:

Card Activation Technologies, Inc., a Delaware corporation (the "Company"), hereby files this correspondence and responds to your comments in your letter dated June 26, 2007.

Description of Business, 15

Patents and Licenses, page l6

1.
We note your response to prior comment 2 and are unable to agree with your response. The license agreement with McDonald's is only mentioned in passing in the document even though the agreement is your only material agreement. Also, the disclosure in this section incorrectly states that the company has no patent licenses with others. Substantially revise your entire document (e.g. description of business, MD&A, employees, and legal proceedings) to discuss the material terms of your agreement with McDonald's and its resulting effect on your operations and financial condition. We note your response to our inquiry regarding your obligation to file a Item 1.01 Form 8-K and are unable to agree with your response. Your confidentiality agreement with McDonald's must not limit the rights of your investors and does not absolve the company of its obligations under the federal securities laws. Since this agreement is critical to your operations, investors are entitled to information regarding its material terms. Therefore, file an Item 1.01 Form 8-K as soon as possible with all the appropriate and required disclosures.

We have noted your comment and revised the disclosure to reflect the following:

McDonald’s Corporation and the Company settled the infringement suit on February 27, 2007, pursuant to the terms and conditions of a settlement agreement between the parties (the “Settlement Agreement”).”  Under the terms and conditions of the Settlement agreement, the Company received $45,000 and McDonald’s Corporation was granted the Licensed Patents (.S. Patent No. 6,032,859 ) pursuant to a Patent License and Covenant Not to Sue. There were no other material provisions in the Settlement Agreement or Patent License and Covenant Not to Sue.

Exhibit 23.1

2.	Please revise to delete this incomplete consent as you have already included a consent in Exhibit 23.2.

We have noted your comment and deleted this redundant consent.

Form 10-SB

3.	To the extent your license agreement predated the effectiveness of your Form 10-SB (June 9, 2007), revise your Form 10-SB to include all the disclosure requested in our prior comment.

We have noted your comment and revised our Form 10SB.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ William P. Williams
William P. Williams
Chief Executive Officer
Card Activation Technologies, Inc.